Exhibit 99.13

JULY 29, 2015

Management’s Discussion and Analysis

INTRODUCTION

The Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements, which follow this MD&A, and the audited annual financial statements and annual MD&A in the 2014 Annual Report. Financial data provided has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Additional information on Norbord, including the Company’s annual information and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com or the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. All financial references in the MD&A are stated in US dollars, unless otherwise noted.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis, are non-IFRS financial measures described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

BUSINESS OVERVIEW & STRATEGY

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations in the United States, Canada and Europe. After the merger with Ainsworth Lumber Co. Ltd. (Ainsworth), Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 8 billion square feet (Bsf) ( 3⁄8 -inch basis). In North America, Norbord owns 13 OSB production facilities located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates three production facilities in the United Kingdom and one in Belgium and is the UK’s largest panel producer. The geographical breakdown of panel production capacity is approximately 80% in North America and 20% in Europe. Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America, Europe and Asia.	OSB Accounts for 90% of Norbord’s Business Production Capacity by Product NA = North America EU = Europe

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	1

Norbord’s financial goal is to achieve top quartile ROE and ROCE among North American forest products companies. As Norbord operates in a cyclical commodity business, Norbord interprets its financial goals over the cycle.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance and prudent balance sheet management should enable it to access public and private capital markets, subject to financial market conditions. At period-end, Norbord had unutilized liquidity of $326 million, comprising $10 million in cash, $241 million in unutilized revolving bank lines and $75 million undrawn under its accounts receivable securitization program.

MERGER WITH AINSWORTH

On March 31, 2015, Norbord completed its merger with Ainsworth (the Merger). Each Ainsworth shareholder received 0.1321 of a Norbord common share for each Ainsworth common share held and consequently, 31.8 million Norbord common shares were issued to Ainsworth shareholders. Ainsworth’s shares were delisted from the Toronto Stock Exchange on April 2, 2015 and Ainsworth became a wholly-owned subsidiary of Norbord.

As a result of the Merger, Norbord is now the largest global OSB producer in the world and brings together Norbord’s manufacturing cost leadership with Ainsworth’s product development innovation. It also allows Norbord to better serve the Company’s North American customers as well as gain access to growing Asian markets. Norbord expects to realize synergies of $45 million annually, and the Company has already captured $4 million (annualized) from early initiatives.

The Company has elected not to account for the Merger as a business combination under IFRS 3 Business Combinations, as the transaction represents a combination of entities under common control of Brookfield Asset Management (Brookfield). Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

As Norbord and Ainsworth now operate as a single company, this MD&A reviews the combined company’s performance for all periods presented. All prior period comparatives have been restated as if the companies had always been combined, except where noted.

SUMMARY

Norbord recorded Adjusted EBITDA of $18 million in the second quarter of 2015 compared to $14 million in the first quarter of 2015 and $46 million in the second quarter of 2014. Housing demand continues to improve, albeit at a slower pace than expected, with US housing starts up 11% versus the same period in 2014 and permits 16% higher. In addition, according to the APA-The Engineered Wood Association, North American OSB production was approximately 5.1 Bsf (3/8-inch basis) in the quarter, up 6% from the prior quarter, and representing just 83% of industry operating capacity. As a result, the OSB demand/capacity ratio continued to impact North American pricing. Against this backdrop, North Central benchmark OSB prices averaged $193 per thousand square feet (Msf) ( 7⁄16 -inch basis) in the quarter, flat compared to the prior quarter and down 12% compared to the prior year. Year-to-date, North Central benchmark OSB prices averaged $193 per Msf, down 12% over the prior year. Norbord’s North American shipments were up 1% year-over-year and 2% year-to-date. Norbord’s North American operating mills continue to run at high levels of efficiency and productivity and manufacturing costs decreased both quarter-over-quarter and year-over-year, primarily driven by improved productivity, raw material usage improvements and cost relief from lower resin prices. Results from Norbord’s European panel operation have recovered compared to prior quarter due to manufacturing cost savings but declined slightly from prior year due to continued OSB pricing pressure.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	2

Norbord recorded a loss of $23 million ($0.27 loss per basic and diluted share) in the second quarter of 2015 compared to a loss of $37 million ($0.43 loss per basic and diluted share) in the first quarter of 2015 and earnings of $23 million ($0.27 earnings per basic and diluted share) in the second quarter of 2014.

Excluding the impact of non-recurring items, including costs of early extinguishment of Ainsworth Notes, severance incurred to achieve Merger synergies and merger transaction costs, and using a normalized Canadian statutory tax rate, Norbord recorded an adjusted loss of $13 million ($0.15 adjusted loss per basic and diluted share) in the second quarter of 2015 compared to an adjusted loss of $15 million ($0.18 adjusted loss per basic and diluted share) in the prior quarter and adjusted earnings of $9 million ($0.11 adjusted earnings per basic share and $0.10 per diluted share) in the second quarter of 2014. Year-to-date, Norbord recorded an adjusted loss of $28 million ($0.33 adjusted loss per basic and diluted share) compared to adjusted earnings of $10 million in the prior year ($0.12 adjusted earnings per basic and diluted share). The year-over-year adjusted earnings decrease is primarily driven by lower North American OSB prices.

Housing market activity, particularly in the US, influences OSB demand and pricing. With 80% of the Company’s panel capacity located in North America, fluctuations in North American OSB demand and prices significantly affect Norbord’s results. In the first half of 2015, approximately 50% of Norbord’s North American OSB sales volume went into the new home construction sector. The remainder went into repair and remodelling, light commercial construction, industrial applications and export. Management believes this distribution channel diversity provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. As the US housing market recovery progresses, management expects that Norbord’s shipment volume to the new home construction sector will continue to grow.

On the cost side, fluctuations in raw material input prices significantly impact operating costs. Resin, wood fibre and energy account for approximately 65% of Norbord’s OSB cash production costs. The prices for these global commodities are determined by economic and market conditions. In the second quarter of 2015, resin prices continue to be significantly lower than both the prior quarter and the same quarter last year. As the resin used in our manufacturing process is a product of the petrochemical industry, its price is expected to continue at these lower levels consistent with the current oil market. Norbord will continue to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.

The long-term fundamentals that support North American housing and OSB demand such as new household formations and immigration are predicted to be strong. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company is well positioned to benefit from the continuing recovery in the US housing markets and growing demand in the Company’s core European and Asian markets.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	3

SUMMARY OF OPERATING AND FINANCIAL RESULTS

(US $ millions, except per share information, unless otherwise noted)	Q2	Q1	Q2	6 mos	6 mos
	2015	2015	2014	2015	2014
Return on capital employed (ROCE)	5%	4%	12%	5%	11%
Return on equity (ROE)	-9%	-10%	4%	-10%	2%
(Loss) earnings	(23)	(37)	23	(60)	16
Adjusted (loss) earnings	(13)	(15)	9	(28)	10
Per Common Share
(Loss) earnings (basic and diluted)	(0.27)	(0.43)	0.27	(0.70)	0.19
Adjusted (loss) earnings (basic and diluted)(1)	(0.15)	(0.18)	0.11	(0.33)	0.12
Dividends declared(2)	0.25	0.25	0.60	0.50	1.20

Sales	365	351	419	716	820
Adjusted EBITDA	18	14	46	32	82
Depreciation	22	21	21	43	41
Investment in property, plant and equipment	15	13	32	28	53

Shipments (MMsf–3/8”)
North America(3)	1,375	1,254	1,367	2,629	2,588
Europe	438	424	395	862	829
Indicative Average OSB Price
North Central ($/Msf–7/16”)	193	193	219	193	219
South East ($/Msf–7/16”)	174	175	199	175	196
Western Canada ($/Msf–7/16”)	152	159	206	156	213
Europe (€/m3)(4)	218	232	269	224	271

(1)	Basic and diluted adjusted (loss) earnings per share are the same except diluted adjusted earnings per share for Q2-2014 is $0.10.
(2)	Dividends declared per share stated in Canadian dollars.
(3)	Includes export shipment volume of 54, 41, 102, 95, 190 MMsf-3/8”.
(4)	European indicative average OSB price represents the gross delivered price to the largest Continental market.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q2	Q1	Q2	6 mos	6 mos
	2015	2015	2014	2015	2014
(Loss) earnings	$(23)	$(37)	$23	$(60)	$16
Add: Merger transaction costs	1	7	—	8	—
Add: Severance incurred to achieve Merger synergies	2	—	—	2	—
Add: Costs related to terminated LP acquisition	—	—	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	25	—	—	25	—
Add: Foreign exchange loss (gain) on Ainsworth Notes	—	28	(11)	28	1
Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	—	(5)	1	(5)	(3)
Less: Reported income tax recovery	(22)	(14)	(1)	(36)	(2)
Add (less): Income tax recovery (expense) at statutory rate(1) (2015 - 26%; 2014 - 27%)	4	6	(3)	10	(4)

Adjusted (loss) earnings	$(13)	$(15)	$9	$(28)	$10

(1)	Represents Canadian combined federal and provincial statutory rate.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	4

Sales

Total sales in the quarter were $365 million, compared to $351 million in the previous quarter and $419 million in the second quarter of 2014. Quarter-over-quarter, total sales increased by $14 million or 4%. In North America, sales increased by 4% due to higher shipment volumes primarily attributed to increased productivity and more fiscal days in the second quarter of 2015. In Europe, the 5% increase in sales was due to higher shipment volumes partially offset by lower OSB prices. Year-over-year, sales decreased by $54 million or 13%. In North America, sales decreased by14% due to lower OSB prices. In Europe, sales decreased by 9% due to lower OSB prices and the impact of the weakening Pound Sterling versus the US dollar, with higher shipment volumes for all three products providing a partial offset.

Year-to-date, total sales decreased by $104 million or 13%. In North America, sales decreased by 12% due to lower OSB prices with higher shipment volumes providing a partial offset. In Europe, sales decreased by 14% due to lower OSB prices and the impact of the weakening Pound Sterling versus the US dollar with higher shipment volumes providing a partial offset.

Markets

In North America, June year-to-date US housing starts were up 11% versus the same period in 2014. Single family starts, which use approximately three times more OSB than multi-family, increased by 9%. Permits were 16% higher year-over-year and the seasonally-adjusted annualized rate stands at 1.34 million. The consensus forecast from US housing economists stands at approximately 1.1 million starts in 2015, a 10% improvement over last year. Despite the significant rebound in new home construction since 2009, US housing starts remain well below the long-term annual average of 1.5 million.

Norbord Focused on North American OSB Market

US new home construction activity continues to improve, but the poor OSB demand/capacity ratio has continued to impact prices. While North Central, South East and Western Canada benchmark OSB prices all increased earlier in the quarter, this upward momentum flattened in June. The North Central benchmark averaged $193 per Msf ( 7⁄16-inch basis) for the quarter, compared to $193 per Msf in the previous quarter and $219 per Msf in the same quarter last year. In the South East region, where approximately 35% of Norbord’s North American capacity is located, benchmark prices averaged $174 per Msf in the quarter, compared to $175 per Msf in the prior quarter and $199 per Msf in the same quarter last year. The Western Canada benchmark averaged $152 per Msf for the quarter, compared to $159 per Msf in the previous quarter and $206 per Msf in the same quarter last year. The impact of lower Western Canada benchmark prices is mitigated by the fact that the Western Canada mills also benefit from a weaker Canadian dollar versus US dollar.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	5

Approximately half of Norbord’s year-to-date OSB sales volume went to the new home construction sector, while the other half went into repair and remodelling, light commercial construction, industrial applications and export. Management believes that this distribution channel diversity provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. Management expects the Company’s sales volume to the new home construction sector will continue to grow as US housing recovers to more normal levels.

In Europe, panel markets continued to experience demand growth in the second quarter, reflecting improving housing markets and continued OSB substitution in the Company’s core geographies, particularly the UK and Germany. However, OSB prices remain under pressure and were down 6% quarter-over-quarter and 21% year-over-year as eastern European supply was redirected toward the west due to the ongoing conflict in the Ukraine and the Russian ruble collapse. As a result, second quarter average panel prices were down 3% from the prior quarter and 12% lower than the same quarter last year. Particleboard prices were in line with both comparative quarters, while medium density fibreboard (MDF) prices (which are less directly impacted by the recovering housing sector) were down 2% versus the prior quarter and 5% compared to the same quarter last year.

Historically, the UK has been a net importer of panel products. For the past several years, the Pound Sterling has traded in a range relative to the Euro that has been advantageous to Norbord’s primarily UK-based operations as it has improved sales opportunities within the UK and supported Norbord’s export program into the Continent. During the second quarter of 2015, the Pound Sterling strengthened from 1.37 to 1.41 against the Euro, pushing toward the upper end of the 10-year range.

Operating Results

Adjusted EBITDA (US $ millions)	Q2 2015	Q1 2015	Q2 2014	6 mos 2015	6 mos 2014
North America	$11	$11	$37	$22	$65
Europe	10	7	12	17	25
Unallocated	(3)	(4)	(3)	(7)	(8)

Total	$18	$14	$46	$32	$82

Norbord generated Adjusted EBITDA of $18 million in the second quarter of 2015 compared to $14 million in the first quarter of 2015 and $46 million in the second quarter of 2014. Year-to-date, the Company generated Adjusted EBITDA of $32 million compared to $82 million in the prior year. Quarter-over-quarter, the Adjusted EBITDA increase was due to improved results from Europe as lower manufacturing costs and resin prices more than offset the decline in OSB prices. Both the year-over-year and year-to-date Adjusted EBITDA decreases were primarily driven by lower OSB prices in both North America and Europe, partially offset by the benefit of lower resin prices and the weakening Canadian dollar versus the US dollar.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	6

Major components of the change in Adjusted EBITDA versus comparative periods are summarized in the variance table below:

Adjusted EBITDA variance (US $ millions)	Q2 2015 vs. Q1 2015	Q2 2015 vs. Q2 2014	6 mos 2015 vs. 6 mos 2014
Adjusted EBITDA – current period	$18	$18	$32
Adjusted EBITDA – comparative period	14	46	82

Variance	$4	$(28)	$(50)

Mill nets(1)	(14)	(51)	(87)
Volume(2)	7	1	1
Key input prices(3)	6	11	18
Key input usage(3)	5	4	7
Mill profit share and bonus	—	1	1
Maintenance and other(4)	—	6	10

Total	$4	$(28)	$(50)

(1)	The mill nets variance represents the change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include wood fibre, resin, wax and energy.
(4)	The maintenance and other category covers all remaining variances including labour and benefits, and the impact of foreign exchange.

North America

North American operations generated Adjusted EBITDA of $11 million in both the second and first quarters of 2015 and $37 million in the second quarter of 2014. Year-to-date, North American operations generated Adjusted EBITDA of $22 million versus $65 million in the prior period. Quarter-over-quarter, higher shipment volumes and the benefits of lower resin prices and improved input usage were offset by lower OSB prices. Year-over-year and year-to-date, the lower Adjusted EBITDA result was primarily driven by significantly lower OSB prices. Lower resin prices and the weaker Canadian dollar relative to the US dollar provided a partial offset.

Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased by 5% compared to the first quarter of 2015, 7% compared to the second quarter of 2014 and 7% year-to-date. Quarter-over-quarter, unit costs declined as a result of lower resin prices and improved input usages as the increased production from improved productivity, additional fiscal days, and fewer production curtailments, was offset by the timing of maintenance shuts. Year-over-year and year-to-date, the lower unit cost was primarily driven by lower resin prices and the benefit of a weakening Canadian dollar versus US dollar, as increased productivity was offset by the impact of maintenance shutdowns and production curtailments taken in 2015.

Norbord’s North American OSB mills produced at approximately 80% of stated capacity in the second quarter of 2015 compared to approximately 75% in the first quarter of 2015 and 80% in the second quarter of 2014. Excluding the indefinitely curtailed mills (Huguley, Alabama and Val-d’Or, Quebec), Norbord’s operating mills produced at approximately 90% of stated capacity in the second quarter of 2015 compared to 85% in the first quarter of 2015 and 90% in the second quarter of 2014. Quarter-over-quarter, operating mill capacity utilization (based on fiscal days in each period) increased due to improved productivity and fewer production curtailments, partially offset by additional maintenance shutdown days. Year-over-year, operating mill capacity utilization was unchanged, as improved productivity was offset by additional production curtailments and maintenance shutdown days.

Production has remained indefinitely suspended at the Huguley, Alabama mill since the first quarter of 2009, and at the Val-d’Or, Quebec mill since the third quarter of 2012. Norbord does not currently expect to restart its curtailed mill in Val-d’Or, Quebec in 2015, but will continue to monitor market conditions. As previously announced, Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for a future restart. The Company has not set a restart date, however, and will only do so when it is sufficiently clear that customers require more product. These two mills represent approximately 12% of Norbord’s capacity in North America.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	7

Europe

European operations generated Adjusted EBITDA of $10 million in the second quarter of 2015 versus $7 million in the first quarter of 2015 and $12 million in the second quarter of 2014. Year-to-date, European operations generated $17 million in 2015 versus $25 million in 2014. Quarter-over-quarter, Adjusted EBITDA increased by $3 million due to higher shipment volumes, lower resin prices and improved input usages, partially offset by lower OSB prices. Year-over-year and year-to-date, Adjusted EBITDA decreased by $2 million and $8 million, respectively, as the benefit of lower resin prices, improved input usages and higher volume shipments was more than offset by lower OSB prices, and the translation impact of the weaker Pound Sterling versus the US dollar.

Norbord’s three European panel mills achieved quarterly production records. European mills produced at approximately 100% of stated capacity in the quarter compared to approximately 95% in the first quarter of 2015 and 105% in the second quarter of 2014 (95% based on the restated capacity). The lower capacity utilization year-over-year is driven by the previously announced restatement of the annual capacity of three of the four mills by an aggregate 170 MMsf ( 3⁄8-inch basis) to reflect recent capital investments and improved efficiency.

Margin Improvement Program

Margin improvement represents the Company’s single most important operating focus. The prices of resin, wood fibre and energy, which account for approximately 65% of Norbord’s OSB cash production costs, are determined by economic and market conditions and are, to a large degree, uncontrollable. These costs have risen through most of the past decade and more recently resin prices have declined as oil prices collapsed. The Company realized MIP gains of $21 million in the first half of 2015. These gains, measured relative to 2014 at constant prices and exchange rates, limited the unfavourable impact of lower OSB pricing in the first half of 2015. Contributions to MIP included improved productivity and lower raw material usage.

FINANCE COSTS, DEPRECIATION AND INCOME TAX
(US $ millions)	Q2 2015	Q1 2015	Q2 2014	6 mos 2015	6 mos 2014
Finance costs	$13	$14	$13	$27	$27
Costs on early extinguishment of Ainsworth Notes	25	—	—	25	—
Gain (loss) on derivative financial instrument on Ainsworth Notes	—	5	(1)	5	3
Depreciation	22	21	21	43	41
Income tax recovery	(22)	(14)	(1)	(36)	(2)

Finance Costs

Finance costs includes interest expense on long-term debt and utilization charges on the accounts receivable securitization program are consistent across all comparative periods.

Depreciation

The Company uses the units-of-production depreciation method for its production equipment. The fluctuation in quarterly depreciation expense reflects relative changes in production levels by mill.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	8

Income Tax

An income tax recovery of $22 million was recorded on $45 million pre-tax loss in the second quarter of 2015. Year-to-date, an income tax recovery of $36 million was recorded on $96 million pre-tax loss. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities and fluctuations in relative currency values.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q2	Q1	Q2	6 mos	6 mos
	2015	2015	2014	2015	2014
Cash (used for) provided by operating activities	$(3)	$(52)	$15	$(55)	$(26)
Cash (used for) provided by operating activities per share	(0.04)	(0.61)	0.18	(0.64)	(0.31)

Operating working capital	151	146	158
Total working capital	163	196	349
Investment in property, plant and equipment	15	13	32	28	53
Net debt to capitalization, market basis(1)	30%	29%	19%
Net debt to capitalization, book basis(1)	50%	53%	44%

(1)	Figures for Q1-2015 and Q2-2014 have not been restated for the Merger and are the originally disclosed amounts.

At period-end, Norbord had unutilized liquidity of $326 million, comprising $10 million in cash, $241 million in unutilized revolving bank lines and $75 million undrawn under the accounts receivable securitization program which the Company believs is sufficient to fund expected short-term cash requirements

Senior Secured Notes Due 2023

In April 2015, the Company issued $315 million in senior secured notes due 2023 with an interest rate of 6.25%. Debt issue costs of $6 million were incurred on the issuance. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and 2017 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the outstanding $315 million senior secured notes due 2017 of Ainsworth (Ainsworth Notes) that were assumed upon closing of the Merger. As a result of the early redemption, a premium of $13 million was paid, a $1 million write-off of net unamortized debt issue costs was recorded and an $11 million write-off upon extinguishment of the related derivative financial instrument was recognized.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due 2020 bear an interest rate of 5.375%.

Senior Secured Notes Due 2017

The Company’s $200 million senior secured notes due 2017 bear an interest rate that varies with the Company’s credit ratings. The interest rate has been 7.70% since August 15, 2013.

At July 29, 2015, Norbord’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured Notes	BB	BB-	Ba2

Issuer	BB	BB-	Ba2
Outlook	Negative	Stable	Stable

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	9

Revolving Bank Lines

In April 2015, the Company amended its committed revolving bank lines to reset the tangible net worth covenant to $450 million to reflect the Merger and extend the maturity date for $225 million of the total aggregate commitment to May 2018 (the remaining $20 million commitment matures in May 2016). The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2017, 2020 and 2023 senior secured notes.

At period-end, the bank lines contained two quarterly financial covenants: minimum tangible net worth of $450 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	other comprehensive income movement subsequent to January 1, 2011 is excluded;

•	intangible assets are excluded; and

•	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents plus letters of credit issued and bank advances. At period-end, the Company’s tangible net worth was $738 million and net debt for financial covenant purposes was $749 million. Net debt to total capitalization, book basis, was 50%. The Company was in compliance with the financial covenants at period-end.

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Jun 27, 2015	Dec 31, 2014(1)
Long-term debt, principal value	$755	$440
Less: Cash and cash equivalents	(10)	(25)

Net debt	745	415
Add: Letters of credit	4	3

Net debt for financial covenant purposes	749	418

Shareholders’ equity	547	359
Less: intangible assets	(12)	—
Add: other comprehensive income movement(2)	27	24
Add: impact of Ainsworth changing functional currency	155	—
Add: IFRS transitional adjustments	21	21

Tangible net worth for financial covenant purposes	738	404

Total capitalization	$1,487	$822

Net debt to capitalization, book basis	50%	51%
Net debt to capitalization, market basis	30%	26%

(1)	Figures have not been restated for the merger with Ainsworth.
(2)	Cumulative subsequent to January 1, 2011 (note 6).

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	10

Accounts Receivable Securitization

The Company has an accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. In April 2015, the program commitment limit was increased from $100 million to $125 million. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable, excluding the amounts generated from the Ainsworth operations, to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset. The receivables generated by Ainsworth operations will be included in the program commencing in the third quarter of 2015.

At period-end, Norbord had transferred but continued to recognize $124 million in accounts receivable, and Norbord recorded cash proceeds of $50 million relating to this financing program as other long-term debt. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes.

The securitization program contains no financial covenants. However, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent.

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, was $151 million at period-end compared to $146 million at the end of the prior quarter and $158 million as at June 28, 2014. The Company aims to continuously minimize the amount of capital held as operating working capital and takes actions to manage it at minimal levels.

Quarter-over-quarter, operating working capital increased by $5 million due to higher accounts receivable and lower accounts payable with lower inventory providing a partial offset. Higher accounts receivable is primarily due to higher North American and European sales volume in June 2015 relative to March 2015. Lower accounts payable is primarily attributed to the timing of payments. Lower inventory is attributed to the consumption of seasonal log inventory in North America which peaks in the first quarter each year.

Year-over-year, operating working capital decreased by $7 million due to lower accounts receivable, lower inventory partially offset by lower accounts payable. Lower accounts receivable is primarily attributed to lower OSB prices and lower inventory is attributed to lower log inventories in North America. Lower accounts payable is attributed to the timing of payments and the translation impact of a weaker Canadian dollar and Pound Sterling relative to the US dollar.

Total working capital, which includes operating working capital plus cash and cash equivalents and income tax receivable less bank advances, was $163 million at the end of the second quarter of 2015 compared to $196 million at the end of the prior quarter and $349 million as at June 28, 2014. Quarter-over-quarter, the decrease is attributed to lower cash and cash equivalents partially offset by the higher working capital balance. Year-over-year, the decrease is primarily attributed to the lower cash and cash equivalents at the end of the current quarter.

Operating activities consumed $3 million in cash ($0.04 per share) in the second quarter of 2015. Operating activities consumed $52 million in cash ($0.61 per share) in the prior quarter and generated $15 million in cash ($0.18 per share) in the second quarter of 2014. Year-to-date, operating activities consumed $55 million ($0.64 per share) compared to $26 million ($0.31 per share) consumed in the prior period. The decrease in the consumption of cash versus the prior quarter is mainly attributed to the seasonal increase in operating working capital in the first quarter of the year. The consumption of cash versus the prior year is primarily the result of lower Adjusted EBITDA results in the current year.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	11

INVESTMENTS AND DIVESTITURES

Investment in Property, Plant and Equipment

Investment in property, plant and equipment was $15 million in the second quarter of 2015 compared to $13 million in the prior quarter and $32 million in the second quarter of 2014. Year-to-date, investment in property, plant and equipment was $28 million in 2015 compared to $53 million in 2014. The decrease versus the prior year is primarily attributable to the larger scope of the capital projects undertaken in 2014.

Norbord’s 2015 investment in property, plant and equipment is expected to be $70 million, which includes further debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy.

CAPITALIZATION

At July 29, 2015, there were 85.4 million common shares outstanding. In addition, 2.1 million stock options were outstanding, of which 0.3 million stock options relate to Ainsworth options that were converted to Norbord options upon closing of the Merger. Of the options outstanding, 64% were fully vested.

Dividends

The Company has a variable dividend policy which targets the pay-out to shareholders of a portion of expected future free cash flow over the cycle. The Company’s intention is that the dividend will reflect the cyclicality, not seasonality, of the business. Year-to-date, the Board of Directors declared two quarterly dividends of CAD $0.25 per common share, which were paid on March 21, 2015 and June 21, 2015.

The amount of future dividends under the Company’s dividend policy, and the declaration and payment thereof, will be based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors, and shall be in compliance with applicable law. The Board of Directors retains the discretion to modify, suspend or cancel the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

FINANCIAL INSTRUMENTS

The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company’s balance sheet and are disclosed in note 11 to the condensed consolidated interim financial statements.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions on market terms with Brookfield or other related parties under common control of Brookfield which have been measured at exchange value and are recognized in the interim consolidated financial statements. The following transactions have occurred between the Company and Brookfield during the normal course of business.

The Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. During the quarter, the fees for services rendered and cost of goods purchased were less than $1 million.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	12

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which the Company, as a shareholder, has significant influence. At period-end, $5 million (December 31, 2014 – $2 million) due from Interex was included in accounts receivable.

SELECTED QUARTERLY INFORMATION

(US $ millions, except per share information,		2015				2014		2013
unless otherwise noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4(1)	Q3(1)
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	5%	4%	4%	5%	12%	10%	13%	21%
Return on equity (ROE)	-9%	-10%	-8%	-6%	4%	1%	24%	28%
Cash (used for) provided by operating activities	(3)	(52)	1	36	15	(45)	35	63
Cash (used for) provided by operating activities per share	(0.04)	(0.61)	0.01	0.42	0.18	(0.53)	0.68	1.18

SALES AND EARNINGS
Sales	365	351	372	409	419	401	302	311
Adjusted EBITDA	18	14	16	19	46	36	29	45
(Loss) earnings	(23)	(37)	(26)	(29)	23	(7)	2	27
Adjusted (loss) earnings	(13)	(15)	(15)	(12)	9	1	23	29
PER COMMON SHARE
(Loss) earnings(2)	(0.27)	(0.43)	(0.30)	(0.34)	0.27	(0.08)	0.04	0.51
Adjusted (loss) earnings(3)	(0.15)	(0.18)	(0.18)	(0.14)	0.11	0.01	0.43	0.55
Dividends declared(4)	0.25	0.25	0.60	0.60	0.60	0.60	0.60	0.60

KEY STATISTICS
Shipments (MMsf–3/8”)
North America(5)	1,375	1,254	1,312	1,365	1,367	1,221	887	886
Europe	438	424	401	433	395	434	375	386
Indicative Average OSB Price
North Central ($/Msf–7/16”)	193	193	216	216	219	219	245	252
South East ($/Msf–7/16”)	174	175	181	177	199	193	192	207
Western Canada ($/Msf–7/16”)	152	159	172	187	206	219	219	230
Europe (€/m3)(6)	218	232	248	258	269	273	276	278

(1)	Not restated for the Merger.
(2)	Basic and diluted (loss) earnings per share are the same except diluted earnings per share for Q3-2013 is $0.50.
(3)	Basic and diluted adjusted (loss) earnings per share are the same except diluted adjusted earnings per share for Q2-14 is $0.10 and Q3-13 is $0.54.
(4)	Dividends declared per share stated in Canadian dollars.
(5)	Includes export shipment volume of 54, 41, 55, 95, 102, 87, 15, 36 MMsf – 3/8”.
(6)	European indicative average OSB price represents the gross delivered price to the largest Continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and renovation work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of wood fibre to Norbord’s operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the Northern regions of North America and the payment of mill profit share and bonuses across the Company. Logs are generally consumed in the spring and summer months. Operating working capital also fluctuates based on the timing of semi-annual bond coupon payments.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	13

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf ( 7⁄16-inch basis) change in the North American OSB price, when operations are running at full capacity, is approximately $58 million or $0.68 per basic share. Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, competition premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material input costs, primarily wood fibre, resin, wax and energy which have been increasing as the broader US economic recovery gained traction. However, resin prices started trending down in the fourth quarter of 2014, reversing a decade-long upward trend. At current oil prices, lower resin prices are expected to continue.

Norbord has a moderate exposure to the Canadian dollar with approximately 37% of its panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $3 million when all of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Merger Transaction Costs – Included in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of transaction costs related to the Merger. Included in the first quarter of 2015 is $7 million ($0.08 per basic and diluted share) of transaction costs related to the Merger. Included in the fourth quarter of 2014 is $9 million ($0.11 per basic and diluted share) of transaction costs related to the Merger.

Severance Incurred to Achieve Merger Synergies – Included in the second quarter of 2015 is $2 million ($0.02 per basic and diluted share) of costs incurred to achieve synergies from the Merger, which consists primarily of severance costs.

Costs on Early Debt Extinguishment – Included in the second quarter of 2015 is a $13 million ($0.15 per basic and diluted share) premium paid on the early extinguishment of the Ainsworth Notes, an $11 million ($0.13 per basic and diluted share) write-off of the related financial instrument on the call options embedded in the Ainsworth Notes and a related $1 million ($0.01 per basic and diluted share) write-off of net unamortized debt issue costs. Included in the fourth quarter of 2013 is a $17 million ($0.32(1) per basic and diluted share) premium paid on the early extinguishment of the Company’s outstanding $240 million 6.25% senior notes due in 2015 and a related $3 million ($0.06(1) per basic and diluted share) write-off of unamortized debt issue costs.

Income Taxes – Included in the fourth quarter of 2014 is a $7 million ($0.08 per basic and diluted share) non-recurring income tax recovery and included in the third quarter of 2014 is a $5 million ($0.06 per basic and diluted share) non-recurring income tax recovery. These amounts are comprised of: (i) the recognition and utilization of certain tax assets that offset taxes previously expensed; and (ii) the recognition of previously unrecognized deferred tax assets as a result of reassessments of probability of future recovery of these assets. Included in the fourth quarter of 2013 is a $9 million ($0.17(1) per basic and diluted share) income tax recovery related to the recognition of a non-recurring deferred tax asset. Included in the third quarter of 2013 is a $9 million ($0.17(1) per basic and diluted share) non-recurring income tax recovery as a result of the recognition and utilization of certain tax attributes that offset taxes previously expensed as well as a reduction in substantively enacted tax rates in the UK.

(1)	Not restated for the Merger

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	14

CHANGE IN ACCOUNTING POLICIES

The accounting policies of the Company and Ainsworth were consistent, and in addition to the accounting policies disclosed in note 2 in the Company’s 2014 audited annual financial statements, the following accounting policies were adopted:

(i)	Business Combinations

The Company has elected not to account for the Merger as a business combination under IFRS 3 Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the combination was completed on a book value basis and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

(ii)	Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized on the basis of the volume of timber harvested. Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount may not be recoverable, the intangible assets would be reviewed for impairment.

(iii)	Reforestation Obligations

For certain operations, timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The fair value of the future estimated reforestation obligation is accrued and recognized in cost of sales on the basis of the volume of timber harvested; fair value is determined by discounting the estimated future cash flows using a credit adjusted risk-free rate. Subsequent changes to fair value resulting from the passage of time and revisions to fair value calculations are recognized in earnings as they occur.

FUTURE CHANGE IN ACCOUNTING POLICIES

Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. IFRS 15 is effective for the year ending December 31, 2017. In July 2015, the IASB confirmed a one-year deferral of the effective date to January 1, 2018. The Company is currently assessing the impact of IFRS 15 on its financial statements.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Management has made certain estimates and judgments that affect the reported amounts and other disclosures in the financial statements. These estimates and judgments are described in the 2014 audited annual financial statements,

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in the Company’s internal controls over financial reporting during the three months ended June 27, 2015 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting, except for the following:

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, management, including the CEO and CFO, have limited the scope of their design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Ainsworth. Norbord completed its merger with Ainsworth on March 31, 2015.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	15

Ainsworth’s contribution to the Company’s consolidated financial statements for the quarter ended June 27, 2015 was approximately 25% of consolidated sales and approximately 17% of consolidated Adjusted EBITDA. Additionally, Ainsworth’s current assets and current liabilities were approximately 22% and 15% of consolidated current assets and current liabilities, respectively, and its long term assets and long term liabilities were approximately 38% and 5% of consolidated non-current assets and non-current liabilities, respectively.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings (loss) is earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include costs related to the Merger, costs related to the proposed acquisition of Ainsworth by Louisiana-Pacific Corporation (LP) that was terminated in 2014, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes. The actual income tax recovery (expense) is deducted (added back) and a tax recovery (expense) calculated at the Canadian combined federal and provincial statutory rate is added (deducted). Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q2 2015	Q1 2015	Q2 2014	6 mos 2015	6 mos 2014
(Loss) earnings	$(23)	$(37)	$23	$(60)	$16
Add: Merger transaction costs	1	7	—	8	—
Add: Severance incurred to achieve Merger synergies	2	—	—	2	—
Add: Costs on terminated LP acquisition	—	—	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	25	—	—	25	—
Add: Foreign exchange loss (gain) on Ainsworth Notes	—	28	(11)	28	1
Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	—	(5)	1	(5)	(3)
Less: Reported income tax recovery	(22)	(14)	(1)	(36)	(2)
Add (less): Income tax recovery (expense) at statutory rate(1) (2015 - 26%; 2014 - 27%)	4	6	(3)	10	(4)

Adjusted (loss) earnings	$(13)	$(15)	$9	$(28)	$10

(1)	Represents Canadian combined federal and provincial statutory rate.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	16

Adjusted EBITDA is earnings (loss) determined in accordance with IFRS before finance costs, income taxes, depreciation and other unusual or non-recurring items. Non-recurring items include costs related to the Merger, costs related to the proposed acquisition of Ainsworth by Louisiana-Pacific Corporation (LP) that was terminated in 2014, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q2 2015	Q1 2015	Q2 2014	6 mos 2015	6 mos 2014
(Loss) earnings	$(23)	$(37)	$23	$(60)	$16
Add: Finance costs	13	14	13	27	27
Add: Depreciation	22	21	21	43	41
Less: Income tax recovery	(22)	(14)	(1)	(36)	(2)
Add: Merger transaction costs	1	7	—	8	—
Add: Severance incurred to achieve Merger synergies	2	—	—	2	—
Add: Costs on terminated LP acquisition	—	—	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	25	—	—	25	—
Add: Foreign exchange loss (gain) on Ainsworth Notes	—	28	(11)	28	1
Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	—	(5)	1	(5)	(3)

Adjusted EBITDA	$18	$14	$46	$32	$82

Operating working capital is accounts receivable plus inventory less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality, and sales expansions and contractions.

(US $ millions)	Jun 27, 2015	Mar 28, 2015	Dec 31, 2014	Jun 28, 2014
Accounts receivable	$166	$156	$140	$177
Inventory	179	194	184	194
Accounts payable and accrued liabilities	(194)	(204)	(218)	(213)

Operating working capital	$151	$146	$106	$158

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	17

Total working capital is operating working capital plus cash and cash equivalents and tax receivable less bank advances, if any.

(US $ millions)	Jun 27, 2015	Mar 28, 2015	Dec 31, 2014	Jun 28, 2014
Operating working capital	$151	$146	$106	$158
Cash and cash equivalents	10	51	92	182
Bank advances	—	(3)	—	—
Tax receivable	2	2	2	9

Total working capital	$163	$196	$200	$349

Capital employed is the sum of property, plant and equipment, intangible assets and operating working capital less any unrealized balance sheet losses included in other liabilities. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Jun 27, 2015	Mar 28, 2015	Dec 31, 2014	Jun 28, 2014
Property, plant and equipment	$1,277	$1,275	$1,341	$1,395
Intangible assets	12	12	11	8
Accounts receivable	166	156	140	177
Inventory	179	194	184	194
Accounts payable and accrued liabilities	(194)	(204)	(218)	(213)

Capital employed	$1,440	$1,433	$1,458	$1,561

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management and viability of products. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is Adjusted earnings (loss) divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	18

Net debt is the principal amount of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Jun 27, 2015	Mar 28, 2015(1)	Dec 31, 2014(1)	Jun 28, 2014(1)
Long-term debt, principal value	$755	$440	$440	$440
Add: Other long-term debt	50	45	—	—
Less: Cash and cash equivalents	(10)	(4)	(25)	(83)
Plus: Bank advances	—	3	—	—

Net debt	795	484	415	357
Less: Other long-term debt	(50)	(45)	—	—
Add: Letters of credit	4	3	3	3

Net debt for financial covenant purposes	$749	$442	$418	$360

(1)	Not restated for the Merger and are the originally disclosed amounts.

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Jun 27, 2015	Mar 28, 2015(1)	Dec 31, 2014(1)	Jun 28, 2014(1)
Shareholders’ equity	$547	$322	$359	$438
Less: Intangible assets	(12)	—	—	—
Add: Other comprehensive income movement(2)	27	45	24	(6)
Add: Impact of Ainsworth adopting USD as its functional currency	155	—	—	—
Add: IFRS transitional adjustments	21	21	21	21

Tangible net worth	$738	$388	$404	$453

(1)	Not restated for the Merger and are the originally disclosed amounts.
(2)	Subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of the Company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of the Company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	19

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “anticipates,” “intends,” “pro forma” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of wood fibre, resin, wax and energy; (11) expectations regarding income tax rates; (12) expectations regarding compliance with environmental regulations; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; (16) the integration of the Ainsworth operations; and (17) the ability of the combined company to realize synergies.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to wood fibre resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of certain tax exposures; (12) effects of currency exposures and exchange rate fluctuations; and (13) future operating costs.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the Caution Regarding Forward-Looking Information statement in the January 27, 2015 Annual Information Form and the cautionary statement contained in the Forward-Looking Statements section of the 2014 Management’s Discussion and Analysis dated January 27, 2015.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	20